UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*




                                STERLING CHECK CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    85917T109
                  --------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2021
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[] Rule 13d-1(b)

[] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 85917T109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               59,953,727
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               59,953,727

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           59,953,727


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           62.6 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 85917T109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS & CO. LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               59,953,727
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               59,953,727

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           59,953,727


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           62.6 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD-OO-IA

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 85917T109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Broad Street Principal Investments, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               20,316,320
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               20,316,320

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           20,316,320


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           21.2 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           OO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 85917T109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Broad Street Control Advisors, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               1,168
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,168

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           1,168


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           0.0 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           OO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 85917T109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Checkers Control Partnership, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               39,635,742
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               39,635,742

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           39,635,742


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           41.4 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           PN

------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:
                   STERLING CHECK CORP.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   1 STATE STREET PLAZA, 24th floor
                   NEW YORK, NY 10004

Item 2(a).         Name of Persons Filing:

                   THE GOLDMAN SACHS GROUP, INC.
                   GOLDMAN SACHS & CO. LLC
                   Broad Street Principal Investments, L.L.C.
                   Broad Street Control Advisors, L.L.C.
                   Checkers Control Partnership, L.P.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   The principal business office of each of the Reporting Persons is:

		   200 West Street
		   New York, NY 10282

Item 2(c).         Citizenship:
                   THE GOLDMAN SACHS GROUP, INC. - Delaware
                   GOLDMAN SACHS & CO. LLC - New York
                   Broad Street Principal Investments, L.L.C. - Delaware Broad Street Control Advisors, L.L.C. - Delaware Checkers Control Partnership, L.P. - Delaware

Item 2(d).         Title of Class of Securities:
                   Common Stock, par value $0.01 per share

Item 2(e).         CUSIP Number:
                   85917T109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

	   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:
                   NONE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             See Exhibit (99.3)

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                             Not Applicable


--------------------------

   *In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2022,

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             Broad Street Principal Investments, L.L.C.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             Broad Street Control Advisors, L.L.C.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             Checkers Control Partnership, L.P.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Item 7 Information
  99.3          Item 8 Information
  99.4          Power of Attorney, relating to
                THE GOLDMAN SACHS GROUP, INC.
  99.5          Power of Attorney, relating to
                GOLDMAN SACHS & CO. LLC
  99.6          Power of Attorney, relating to
                Broad Street Principal Investments, L.L.C.
  99.7          Power of Attorney, relating to
                Broad Street Control Advisors, L.L.C.
  99.8          Power of Attorney, relating to
                Checkers Control Partnership, L.P.

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of STERLING CHECK CORP.
and further agree to the filing of this agreement  as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 10, 2022,

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             Broad Street Principal Investments, L.L.C.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             Broad Street Control Advisors, L.L.C.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

             Checkers Control Partnership, L.P.

             By:/s/ Constance Birch
              ----------------------------------------
             Name:  Constance Birch
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)

                                ITEM 7 INFORMATION

The securities being reported on by The GOLDMAN SACHS GROUP, INC. ("GS Group"), as a parent holding company, are owned, directly by Broad Street Principal Investments, L.L.C.,
Broad Street Control Advisors, L.L.C., and Checkers Control Partnership, L.P., (collectively, the "GS Investing Entities"), and may be deemed to be beneficially owned by GOLDMAN SACHS & CO. LLC ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The GS Investing Entities and/or affiliates of GS Group and Goldman Sachs are the general partner or manager, of the GS Investing Entities. Goldman Sachs serves as the investment manager of certain of the GS Investing Entities and is a subsidiary of GS Group.

                                                                  EXHIBIT (99.3)

                                ITEM 8 INFORMATION

Each of Bridge Street Principal Investments, L.L.C.,
Broad Street Control Advisors, L.L.C. and Checkers Control Partnership, L.P. (collectively, the "GS Stockholders") is a party to that certain Amended and Restated Stockholders' Agreement, dated as of September 22, 2021
(the "Stockholders' Agreement"), by and among the GS Stockholders, the Issuer and the other stockholders of the Issuer party thereto.

By virtue of being a party to the Stockholders' Agreement, each of the GS Stockholders and the other Reporting Persons on this Schedule 13G may be deemed to be members of a "group", as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the other stockholders of the Issuer party thereto. Pursuant to such definition, each of the GS Stockholders, the other Reporting Persons and such other stockholders may be deemed to beneficially own the shares of the Issuer's Common Stock, par value
$0.01 per share, beneficially owned by each other solely for such purposes.

The aggregate number of shares of the Issuer's Common Stock beneficially owned collectively by the GS Stockholders and such other stockholders of the Issuer, based on available information, is [87,083,241], which represents approximately [90.893%] of the Issuer's outstanding Common Stock.

The share ownership reported by the GS Stockholders and the other
Reporting Persons listed herein does not include any shares of the Issuer's Common Stock beneficially owned by the other parties to the Stockholders' Agreement, except to the extent disclosed in this Schedule 13G.

Each of the GS Stockholders and the other Reporting Persons listed herein disclaims beneficial ownership of any shares of the Issuer's Common Stock beneficially owned by the other parties to the Stockholders' Agreement, except to the extent disclosed in this Schedule 13G.

                                                               EXHIBIT (99.4)

                             POWER OF ATTORNEY


KNOW ALL PERSONS BYTHESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Stephanie Snyder, Terry Mosher, Constance Birch, Rachel Fraizer, Imad Ismail, Jamie Minieri, Stephanie Quintero, and Terrance Grey, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1 or Regulation 13D-G under the Securities Exchange Act of 1934, (as amended, the "Act"), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until January 1, 2023 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to January 1, 2023, this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

This Power of Attorney supersedes the Power of Attorney granted by the Company to Stephanie Snyder, Jerry Li, Nicole Clark, Jamie Minieri, Terry Mosher, Rachel Fraizer, and Terrance Grey on December 16, 2020.

IN WITNESS WHERE OF, the under signed has duly subscribed these presents as of December 1 2021.

GOLDMAN SACHS & CO. LLC

By: /s/  David Thomas
____________________________
Name: David Thomas
Title: Deputy General Counsel

                                                                  EXHIBIT (99.5)

                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS & CO. LLC (the "Company") does hereby make, constitute and appoint each of Stephanie Snyder, Terry Mosher, Constance Birch, Rachel Fraizer, Imad Ismail, Jamie Minieri, Stephanie Quintero, and Terrance Grey, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1 or Regulation 13D-G under the Securities Exchange
Act of 1934, (as amended, the "Act"), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until January 1, 2023 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to January 1, 2023, this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

This Power of Attorney supersedes the Power of Attorney granted by the Company to Stephanie Snyder, Jerry Li, Nicole Clark, Jamie Minieri, Terry Mosher, Rachel Fraizer, and Terrance Grey on December 16, 2020.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 1, 2021.

GOLDMAN SACHS & CO. LLC

By: /s/  David Thomas
____________________________
Name: David Thomas
Title: Managing Director

                                                                EXHIBIT (99.6)

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that BROAD STREET PRINCIPAL INVESTMENTS, L.L.C. (the "Company") does hereby make, constitute and appoint each of Stephanie Snyder, Jamie Minieri, Terry Mosher, Rachel Fraizer, and Terrance Grey (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney in- fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.


IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 3, 2021.


BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.


By: /s/  Scott Kilpatrick
____________________________
Name: Scott Kilpatrick
Title: Vice President

                                                                EXHIBIT (99.7)

			POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that BROAD STREET CONTROL ADVISORS, L.L.C. does hereby make, constitute and appoint each of Stephanie Snyder, Jamie Minieri, Terry Mosher, Rachel Fraizer, Terrance Grey, Constance Birch, Stephanie Quintero, and Imad Ismail (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 21, 2021.

BROAD STREET CONTROL ADVISORS, L.L.C.

By: /s/  Scott Kilpatrick
____________________________
Name: Scott Kilpatrick
Title: Vice President

                                                                EXHIBIT (99.8)

			POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that CHECKERS CONTROL PARTNERSHIP, L.P. does hereby make, constitute and appoint each of Stephanie Snyder, Jamie Minieri, Terry Mosher, Rachel Fraizer, Terrance Grey, Constance Birch, Stephanie Quintero, and Imad Ismail (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 21, 2021.

CHECKERS CONTROL PARTNERSHIP, L.P.

By: /s/  Andrew Rhee
____________________________
Name: Andrew Rhee
Title: Authorized Signatory

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